UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.
(name of Registrant)

Level 9 Podium, 530 Collins Street
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

 Entry into a Material Definitive Agreement

As previously disclosed, on July 11, 2012, Australia Acquisition Corp., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“AAC”) entered into a Stock Purchase Agreement (the “Agreement”) with Harbinger Capital Partners Master Fund I, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Harbinger Master”), Harbinger Capital Partners Special Situations Fund, L.P., a limited partnership organized under the laws of the State of Delaware (“Harbinger Special Situations”), and Credit Distressed Blue Line Master Fund, Ltd., a company incorporated under the laws of the Cayman Islands as an exempted company with limited liability (“Blue Line” and together with Harbinger Master and Harbinger Special Situations, the “Sellers” and each, a “Seller”).

Our Current Report on Form 6-K filed on July 11, 2012 is incorporated herein by reference.

On August 23, 2012, we entered into Amendment No. 1 to the Agreement (the “Amendment”) with the Sellers, which modifies certain provisions of the Agreement. Pursuant to the Agreement, the listing of AAC’s ordinary shares on the NASDAQ Capital Market was a condition to the Sellers’ obligation to close the transactions contemplated by the Agreement. Without waiving the condition, AAC and the Sellers amended the Agreement to provide that eligibility of AAC’s ordinary shares for quotation on the over the counter bulletin board or authorization of AAC’s ordinary shares for listing on another recognized U.S. or international stock exchange that is reasonably acceptable to the Sellers will also satisfy the closing condition.

This description of the Amendment is qualified in its entirety by reference to the full text of the Amendment which is being filed as Exhibit 2.1 to this Report and is incorporated by reference herein.  You are urged to read the entire Amendment attached hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2012	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chairman of the Board and Chief Executive Officer

Exhibit Index
Exhibit Number	Description

2.1
Amendment No. 1 to Stock Purchase Agreement, dated as of August 23, 2012, by and among Australia Acquisition Corp., Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., and Credit Distressed Blue Line Master Fund, Ltd.